EXHIBIT 3

FOR IMMEDIATE RELEASE	21 OCTOBER 2013

WPP PLC (“WPP”)

WPP plc appoints new non-executive director

WPP plc announces the appointment of Charlene T Begley to its Board as a non-executive director.

Ms. Charlene T Begley has worked at the General Electric Company for the past 25 years. Her most recent role was the Chief Executive Officer and President of GE Home & Business Solutions at General Electric Company. In this role, Ms. Begley had responsibility for the GE Appliances, Lighting and Intelligent Platforms, as well as serving as the company’s Chief Information Officer and leading the Sourcing Council and Corporate Leadership Staff. As CIO, Ms. Begley managed a budget of $3.7bn and led 10,000 IT professionals with a strong focus on business process excellence, simplification, collaboration and security and compliance.

Ms. Begley is a Senior Vice President of General Electric Company.

Over her career at GE, she served as President and Chief Executive Officer of GE Enterprise Solutions, GE Plastics, and GE Transportation. In addition, she led GE’s Corporate Audit Staff and served as the Chief Financial Officer for GE Transportation and GE Plastics Europe and India.

Ms. Begley was a director of Morpho Detection, Inc. and GE Fanuc JV. She also serves on the board of the National Association of Manufacturers and the Business Advisory Council at the University of Vermont. She was recognized as a Young Global leader on the World Economic Forum and Fortune’s “Most Powerful Women in Business.”

Ms. Begley graduated magna cum laude from the University of Vermont in 1988 with a B.S. Degree in Business Administration.

Her appointment will be effective from 1 December 2013 and she will be appointed to serve as a member of the Audit Committee.

Commenting on the appointment, Philip Lader, WPP’s Chairman, said: “Charlene’s leadership of a variety of GE’s complex, international businesses will add further significant executive experience to the strength of WPP’s Board.”

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204